STERICYCLE, INC.
2355 Waukegan Road
Bannockburn, IL 60015
(847) 367-5910

September 9, 2020

VIA EDGAR

Mr. Brian McAllister and Ms. Myra Moosariparambil

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Stericycle Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Form 10-Q for the Fiscal Quarter Ended June 30, 2020

File No. 001-37556

Dear Mr. McAllister and Ms. Moosariparambil:

We write in response to your letter of August 24, 2020, and for the convenience of the staff of the Division of Corporation Finance (the “Staff”) have repeated the comment provided in that letter in italics before Stericycle, Inc.’s (the “Company”) response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2020

Part I - Financial Information

Item 1. Financial Statements (Unaudited)

Note 3 - Restructuring, Divestitures, and Impairments, page 14

1.

We note you completed the sale of all outstanding equity interests of your Domestic Environmental Solutions business on April 6, 2020 and identified the disposal group as held-for-sale as of March 31, 2020. In your Form 10-K for the fiscal year ended December 31, 2019, you disclose this business generated revenue of $559.6 million, including approximately $100 million related to the retained business, and had approximately 2,000 employees and 60 locations in North America. Please tell us what consideration you gave to presenting this divestiture as a discontinued operation in accordance with ASC 205-20-45 for the quarter ended June 30, 2020.

Response

On April 6th, 2020, a portion of the Domestic Environmental Solutions business was divested (the “Divestiture”)

and a portion was retained, focused on healthcare hazardous waste services and unused consumer pharmaceuticals take-back services (collectively, the “Retained Business”).  The revenue and expense of our Domestic Environmental Solutions business is included in our North America segment. Our strategy to provide integrated waste compliance services for the North America segment did not change in anticipation of or as a result of the Divestiture.  The strategy of the Company and our segments remain intact as evidenced by the Retained Business. Further, we maintain similar (to the divested portion of Domestic Environmental Solution business) hazardous waste service operations in Canada, which is included in the North America segment, as well as similar operations and service offerings in various international jurisdictions included in our International segment. Additionally, prior to the Divestiture, we did not discuss operating results (revenue or profit measure) for Domestic Environmental Solutions in our financial statements, press releases, analyst presentations, or other supplemental information provided to investors. From time to time, in support of revenue and operating trends for the consolidated Company or by segment, if applicable, we would comment on impacts to services lines associated with Domestic Environmental Solutions.  The Company did not internally change our operating or organizational structure for North America nor was there an impact on its enabling functions supporting the North America segment including information technology, engineering, compliance, human resources, legal or finance in anticipation of or as a result of the Divestiture.  Further, the Company did not alter its internal financial and operating analysis of the North America segment. Prior to the Divestiture, the divested portion of Domestic Environmental Solutions business could not be clearly distinguished other than by discrete carve-out methodology processes performed as a result of the Divestiture on April 6, 2020. From an employee perspective, on April 6, 2020 approximately 2,000 employees transferred to the buyer in the Divestiture as compared to approximately 19,700 employees company-wide, which represents approximately 10% of the Company’s total workforce. Additionally, from a facilities perspective, treatment, storage & disposal facilities and transfer facilities were conveyed to the buyer in the Divestiture, which represent approximately 10% of the Company-wide facilities. As a result of this evaluation, we determined that the Divestiture did not constitute a strategic shift that had or will have a major effect on our operations and financial results from a qualitative perspective.

From a quantitative perspective, we considered the threshold examples provided in ASC 205-20-55 with respect to strategic shifts that have or will have a major effect on a business. In our evaluation of whether the Divestiture should be reported as discontinued operations, we noted that the divested portion of the Domestic Environmental Solutions business represented less than 15% of the Company’s total consolidated net revenues for the year ended December 31, 2019 (actual divested revenue for 2019 was $449.9 million or 13.5% of consolidated net revenues), less than 20% of our total assets as of March 31, 2020 (the first period the disposal group was reported as held-for-sale, actual divested total assets was $551.1 million or 8.7% of consolidated assets), and did not represent a major change in geographical area (e.g. North America or International). As a result of this evaluation, we determined that the Divestiture did not constitute a strategic shift that had or will have a major effect on our operations and financial results from a quantitative perspective.

Based on the qualitative and quantitative factors considered and described above, we concluded the Divestiture should not be classified as discontinued operations.

We thank the Commission for its attention to this matter and its consideration of this response.  If there is any additional information that we can provide to assist the Staff in its review, please let us know.

Respectfully,

/s/ Janet H. Zelenka

Janet H. Zelenka

Executive Vice President,

Chief Financial Officer and Chief Information Officer